ARTICLES OF AMENDMENT
                                     FOR
                         YOCREAM INTERNATIONAL, INC.
                           (Registry No. 118973-11)

                                  ARTICLE IX

       1. Classified Board. The Board of Directors shall be divided into three classes, as nearly equal in number as the then total number of directors constituting the whole board of directors permits. One class will stand for election at each annual meeting of the shareholders, with each class standing for election every third year. The initial directors in the first group (class 1 directors) shall hold office for a term expiring at the first annual meeting of the shareholders of the Corporation, initial directors in the second group (class 2 directors) shall hold office for a term expiring at the next following annual meeting of shareholders, and initial directors in the third group (class 3 directors) shall hold office for a term expiring at the second following annual meeting of the shareholders.

       Each director shall be elected to hold office for a term of three years, and until his or her successor has been elected and qualified, subject to prior death, resignation or removal, such term to expire on the date of the third annual meeting of shareholders following the election of the class of directors to which such director belongs. A decrease in the number of directors will not have the effect of shortening the term of any incumbent director. No fewer than two or no more than five directors shall have terms expiring in the same year, and in any event, the number of directors whose terms expire in any one year shall be less than one half of the total number of directors. At each annual meeting, the shareholders will elect directors by a plurality of the votes cast by the shares entitled to vote in the election.

       As used in these Articles of Incorporation, the term total number of directors means the total number of directors that the Corporation would have if there were no vacancies on the Board of Directors.

       In the event the total number of directors is less than six, the provisions in Section 1 of Article IX shall be inapplicable unless the Oregon Business Corporation Act allows for a classified board with less than six members.

       2. Removal of Directors. Notwithstanding any other provision of these Articles of Incorporation, any director of the Corporation may be removed at any time only for cause, and except as otherwise required by law, only by the affirmative vote of the holders of a majority of the outstanding shares of capital stock of the Corporation entitled to elect such director, at a meeting of the shareholders called for that purpose. For purposes of this Article IX, the term cause shall mean:

       (i) indictment for a criminal offense constituting a felony under applicable federal or state law;

       (ii) by order of any federal or state regulatory agency having jurisdiction over the Corporation;

       (iii) a finding by a court of competent jurisdiction that the director has engaged in fraudulent or dishonest conduct or gross abuse of authority with respect to the Corporation;

       (iv) adjudication by a court of competent jurisdiction that the director is liable for negligence or misconduct in the performance of the directors duties to the Corporation in a manner of substantial importance to the Corporation and such adjudication is final and not subject to appeal.